Exhibit 99.2

Stock Option Exchange Questions and Answers

June 15, 2009

Overview – On May 7, 2009 stockholders approved a proposal to allow AMD to conduct a one-time exchange of stock options held by eligible employees (excluding executive officers and members of the Board of Directors) with an exercise price greater than the 52-week high stock price (other than options granted within the 12-month period preceding the commencement date of the exchange offer and options with expiration dates prior to the first vesting date of the replacement options), in exchange for a lesser number of options in accordance with a specified exchange ratio. The proposal allows the Compensation Committee of the Board of Directors to authorize initiating the stock option exchange within six months of stockholder approval.

Q:	Why are we doing this?

A:	To allow employees the opportunity to exchange options granted above a certain price for a lesser number of options granted at the then current market price.

Q:	How will the eligible options be determined?

A:	Any options that were granted more than 12 months prior to the commencement date of the exchange offer, with an exercise price above the 52-week high of AMD’s stock price will be eligible and with expiration dates after the first vesting date of the replacement options.

Q:	When will the offer to exchange options occur?

A:	We anticipate the offer to occur within six months of May 7, 2009, the date stockholders approved the exchange program.

Q:	How is the exchange ratio determined?

A:	The actual exchange ratio will be determined prior to and near the commencement of the exchange offer and is dependent upon AMD’s stock price at such time, among other factors.

Q:	At what price will the replacement options be granted?

A:	The surrendered options will be cancelled on the expiration date of the exchange offer. The new options will be granted on the date of cancellation of the old options and such new options will have an exercise price equal to the fair market value of our common stock on the date of the new grant.

Q:	Do I have to participate?

A:	No, participation is strictly voluntary.

Q:	I don’t hold any AMD options, but I do have RSUs. Can I participate?

A:	No, only stock options are eligible for the exchange.

Q:	Are options with stock appreciation rights (commonly referred to as tandem SARs) eligible for exchange?

A:	Yes.

Q:	Will all AMD employees be eligible?

A:	Executive officers are excluded from participation in the option exchange. All other AMD employees at the time of the exchange will be eligible.

Q:	I understand that we currently grant stock options to the Vice President level and above. Does this program only benefit them?

A:	No. In fact, the majority of options that are eligible are granted to employees below the Vice President level. Furthermore, we expect that approximately 3,800 individual employees will be eligible to participate in the stock option exchange offer. Note that both AMD and the former ATI granted options to a relatively broad population until recently.

Q:	When will I receive more information?

A:	Eligible employees will receive more information when the stock option exchange offer is launched, including an updated description of which stock options are eligible for exchange, timing considerations and the exchange process.

Key legal disclosure

The option exchange described in this Q&A has not yet commenced. AMD will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

AMD stockholders and option holders will be able to obtain the written materials described above and other documents filed by AMD with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by AMD with the SEC by directing a written request to: Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, Attention: Investor Relations.